Exhibit (a)(2)(J)

FOR IMMEDIATE RELEASE

February 17, 2026

Warner Bros. Discovery Sets Special Meeting Date of March 20, 2026, and

Unanimously Recommends Shareholders Vote FOR Netflix Merger

Warner Bros. Discovery to Initiate Discussions

with Paramount Skydance for Their Best and Final Offer

Netflix Grants Seven-Day Waiver Permitting WBD to Engage with PSKY Regarding Deficiencies and Open Items in Amended Offer

PSKY Representative Separately Informed WBD it Would Agree to Pay $31 Per Share

Pending Engagement and That the Offer Was Not PSKY’s “Best and Final” Proposal

(New York, NY) – February 17, 2026 – Warner Bros. Discovery, Inc. ( “WBD”) (NASDAQ: WBD) today announced that it will hold the Special Meeting of Shareholders (the “Special Meeting”) to vote on the merger with Netflix, Inc. (“Netflix”) (NASDAQ: NFLX) on March 20, 2026 at 8:00 a.m. Eastern Time and the commencement of mailing of the definitive proxy statement to shareholders in connection with the Special Meeting. WBD also announced today that Netflix has provided WBD a limited waiver under the terms of WBD’s merger agreement with Netflix, permitting WBD to engage in discussions with Paramount Skydance (“PSKY”) (NASDAQ: PSKY) for a seven-day period ending on February 23, 2026 to seek clarity for WBD stockholders and provide PSKY the ability to make its best and final offer. During this period, WBD will engage with PSKY to discuss the deficiencies that remain unresolved and clarify certain terms of PSKY’s proposed merger agreement. Netflix retains its matching rights as defined by the merger agreement.

The WBD Board of Directors (the “WBD Board”) continues to unanimously recommend in favor of the Netflix merger. The WBD Board also unanimously recommends that shareholders reject the PSKY offer, for the reasons set forth in the amendment to our Schedule 14D-9 filed today with the SEC.

Following receipt of PSKY’s latest amended offer, a senior representative for PSKY informed a WBD Board member that, if the WBD Board authorized discussions, PSKY would agree to pay $31 per share and that the offer was not PSKY’s “best and final” proposal. This price, along with several other matters that PSKY stated it would address in its February 10 letter, are not reflected in the latest merger agreement that PSKY proposed. To provide specific clarity in this regard, WBD has today sent PSKY a letter, included below, setting out the key issues yet to be addressed by PSKY, along with drafts of full transaction agreements for PSKY to confirm the terms of its offer.

“Throughout the entire process, our sole focus has been on maximizing value and certainty for WBD shareholders,” said David Zaslav, President and Chief Executive Officer of Warner Bros. Discovery. “Every step of the way, we have provided PSKY with clear direction on the deficiencies in their offers and opportunities to address them. We are engaging with PSKY now to determine whether they can deliver an actionable, binding proposal that provides superior value and certainty for WBD shareholders through their best and final offer.”

Samuel A. Di Piazza, Jr., Chair of the Warner Bros. Discovery Board of Directors added, “As announced today, we continue to believe the Netflix merger is in the best interests of WBD shareholders due to the tremendous value it provides, our clear path to achieve regulatory approval and the transaction’s protections for shareholders against downside risk. With Netflix, we will create a brighter future for the entertainment industry – providing consumers with more choice, creating and protecting jobs and expanding U.S. production capacity while increasing investments to drive the long-term growth of our industry.”

WBD today sent the following letter to PSKY, together with revised versions of the merger agreement and other transaction documentation:

Dear Members of the PSKY Board:

The Board of Directors of Warner Bros. Discovery (WBD) is fully committed to delivering a superior transaction to our shareholders. Since our decision last year to separate our Streaming & Studios businesses from our Global Linear Networks business, we have actively explored a wide range of alternatives, including through a publicly-announced strategic review process in which Paramount Skydance (PSKY) participated, having initially approached WBD in September 2025. Our agreed transaction with Netflix offers superior value for our shareholders, allows us to achieve our strategic goal to separate WBD’s businesses, offers a high degree of certainty with minimal risk to the businesses in the interim and has essentially no financing risk. The WBD Board continues to unanimously recommend that our shareholders approve the Netflix transaction, as reflected in the definitive proxy statement we have filed with the SEC today.

On February 10, PSKY amended its tender offer for WBD common stock. While this amendment addresses some of the concerns that WBD had identified several months ago, it still contains many of the unfavorable terms and conditions that were in the draft agreements submitted by PSKY on December 4, 2025 and December 22, 2025 and twice unanimously rejected by our Board. PSKY indicated in its February 10 letter to the WBD Board a willingness to address some of those concerns, but does not do so in its proposed merger agreement, leaving WBD with vague assurances of intention. Other important issues raised several times with PSKY are unchanged from your prior submissions. On February 11th, a senior representative of your financial advisor communicated orally to a member of our Board that PSKY would agree to pay $31 per WBD share if we engage with you, and that $31 is not PSKY’s best and final proposal.

We are writing to inform you that Netflix has agreed to provide WBD a waiver of certain terms of the Netflix merger agreement to permit us, through February 23, to engage with PSKY to clarify your proposal, which we understand will include a WBD per share price higher than $31. We seek your best and final proposal. To be clear, our Board has not determined that your proposal is reasonably likely to result in a transaction that is superior to the Netflix merger. We continue to recommend and remain fully committed to our transaction with Netflix and have scheduled a special meeting of our shareholders on March 20, 2026 to vote on the Netflix merger agreement.

As you know, it is typical and expected for a would-be overbidder to accept the substantive terms of the merger agreement that the target company has already agreed with its existing merger party. To provide you with specific clarity in this regard, we have prepared, and our legal counsel will deliver to you today, copies of transaction agreements that conform to this approach, address key issues for the WBD Board in prior PSKY offers and incorporate the terms and assurances reflected in your February 10 letter, as well as certain other changes to reflect matters unique to your proposal. Attached at the end of this letter is a business summary of these changes. As part of your binding proposal, the WBD Board needs confirmation that you are prepared to sign our proposed agreements. We encourage you to be direct and transparent with your best and final value and other terms in that binding proposal.

During this seven-day period – as we consistently did during the strategic review process last year – we welcome the opportunity to engage with you and expeditiously determine whether PSKY can deliver an actionable, binding proposal that provides superior value, transaction certainty and interim protection for WBD’s businesses to Warner Bros. Discovery shareholders.

On behalf of the WBD Board of Directors,

Samuel A. Di Piazza, Jr.	David Zaslav
Board Chair	President and Chief Executive Officer

Summary of Changes to Transaction Agreements

Below is a summary of the principal business changes reflected in the transaction agreements provided by WBD today, as compared to the draft agreements provided by PSKY in its tender offer. Many of these reflect terms proposed by PSKY in its public statements but not reflected in its merger agreement; others align the draft agreement with the terms of the Netflix merger agreement.

1.

Refinancing and Junior Lien Notes: PSKY to bear expenses in connection with any junior notes liability management exercise when incurred, or pay the $1.5 billion financing fee to WBD at the time it would be due (December 30, 2026). The Netflix merger agreement does not require WBD to bear any cost in this regard.

2.

Bridge Refinancing: PSKY’s consent will not be required for WBD’s bridge refinancing, which will consist of dollar and euro term loan debt and bonds on market terms available at the time of the refinancing. The bond component will have a tenor of no more than 7 years, and will be non-callable for no more than 3 years, and the loan component will be non-callable for no more than 1 year. This provision is substantially more favorable to PSKY than the terms of the Netflix Merger Agreement, which permit WBD full refinancing flexibility.

3.

Material Adverse Effect: Consistent with the statement in PSKY’s Feb. 10 letter that it is “prepared to address any concerns WBD has regarding the impact of Discovery Global’s performance on closing certainty,” the “Company Material Adverse Effect” definition excludes effects attributable to the performance of WBD’s Global Linear Networks business (consistent with the Netflix Merger Agreement).

4.

Equity Cure to Support Debt: The significant debt financing and resulting pro forma leverage in the PSKY offer create material closing uncertainty, particularly when compared to Netflix’s investment grade credit rating and large positive free cash flow. PSKY has repeatedly stated that these concerns are not serious, noting the personal wealth of your lead equity sponsor and the credibility of your lending banks. To reflect your assurances, the draft agreements provide that in the event the transaction would not close due to the debt financing being unavailable, additional equity will be funded to enable closing to occur.

5.

Interim Operating Covenants: The interim operating covenants should not require consent from PSKY in order for WBD to operate its business in the ordinary course between signing and closing. The additional covenants you have proposed are not part of our agreement with Netflix, and are not accepted, as they further risk the certainty of closing.

6.	Equity Financing Certainty: Our changes to the PSKY equity documents reflect the need for absolute clarity as to funding obligations and certainty of funding at closing, or to pay damages if due.

7.

Equity Syndication: WBD will receive notice and full information regarding any equity syndication, and its consent will be required for any direct or indirect syndication that would require regulatory approvals or delay closing.

The WBD Board has not determined that PSKY’s proposal is reasonably likely to result in a transaction that is superior to the Netflix merger. There can be no assurance that a definitive transaction will result from WBD’s discussions with PSKY. The WBD Board and management team remain resolute in their commitment to maximizing value for shareholders and continue to recommend shareholders vote FOR the merger with Netflix.

WBD has commenced mailing its definitive proxy statement to shareholders in connection with the Special Meeting. WBD shareholders of record as of 5:00 p.m. Eastern Time on February 4, 2026 will be entitled to vote at the Special Meeting. Additional information regarding the Special Meeting can be found at VoteWBDNetflix.com.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

About Warner Bros. Discovery:

Warner Bros. Discovery is a leading global media and entertainment company that creates and distributes the world’s most differentiated and complete portfolio of branded content across television, film, streaming and gaming. Warner Bros. Discovery inspires, informs and entertains audiences worldwide through its iconic brands and products including: Discovery Channel, HBO Max, discovery+, CNN, DC, TNT Sports, Eurosport, HBO, HGTV, Food Network, OWN, Investigation Discovery, TLC, Magnolia Network, TNT, TBS, truTV, Travel Channel, Animal Planet, Science Channel, Warner Bros. Motion Picture Group, Warner Bros. Television Group, Warner Bros. Pictures Animation, Warner Bros. Games, New Line Cinema, Cartoon Network, Adult Swim, Turner Classic Movies, Discovery en Español, Hogar de HGTV and others. For more information, please visit www.wbd.com.

Important Information about the Tender Offer and Where to Find It

WBD has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer (the “tender offer”) by a subsidiary of PSKY with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings by WBD, without charge, at the SEC’s website, https://www.sec.gov. In addition, free copies of documents filed with the SEC by WBD will be made available free of charge on WBD’s investor relations website at https://ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, WBD filed a definitive proxy statement (the “Proxy Statement”) with the SEC. The Proxy Statement was first mailed to WBD stockholders on or around February 17, 2026. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov.

Free copies of the Proxy Statement and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix, constitute forward-looking statements. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, statements about the tender offer and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (3) the risk that WBD stockholders may not approve the proposed transaction; (4) the risk that the necessary regulatory approvals for the proposed transaction may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and a newly formed subsidiary (“Discovery Global”) in connection with the separation could cause a reduction to the consideration for the proposed transaction; (7) risks related to litigation brought in connection with the proposed transaction; (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (9) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD to retain customers and retain and hire key personnel and maintain relationships with suppliers, distributors, advertisers, content providers, vendors and other business partners, and on its operating results and business generally; (10) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD common stock; (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; (12) inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections, and inherent uncertainties involved in the estimates and judgments used to estimate the differences between WBD’s Global Linear Networks segment results and the expected results of Discovery Global; (13) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (14) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (15) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (16) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations; (17) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all; (18) volatility or a decline in the market price for Discovery Global common stock following the separation; (19) uncertainties as to how many WBD stockholders will tender their shares in the tender offer; (20) the conditions to the completion of the tender offer, including the receipt of any required stockholder and regulatory approvals; (21) PSKY’s ability to finance the tender offer and the indebtedness PSKY expects to incur in connection with the tender offer; (22) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate WBD’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the tender offer; and (23) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the Proxy Statement filed by WBD in connection with the proposed transaction. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.